Exhibit 99.3


                                 PERDIGAO S. A.
                          CNPJ N(0) 01.838.723/0001-27
                                 PUBLIC COMPANY

       MINUTES OF THE 11TH/2005 ORDINARY MEETING OF THE BOARD OF DIRECTORS

DATE, PLACE AND TIME: December 19, 2005, at 11:00 a.m., at Av. Escola Politecnica, 760, Sao Paulo, SP. QUORUM: Absolute majority of the Members. ON
MOTION: Francisco Ferreira Alexandre, Chairman, and Ney Antonio Flores Schwartz, Secretary. RESOLUTIONS ADOPTED BY THE BOARD: 1) INTERESTS OVER COMPANY CAPITAL:
The Board approved, jointly with the fiscal council, the payment of R$ 48,300,000.00, corresponding to R$ 1.08517650 per share, as interest over Company Capital, with holding tax of 15%, exception made to the income tax exempt. The right will be created for shareholders on December 29, 2005 and the payment will be on February 24, 2006. 2) AUTHORIZATION TO GIVE GUARANTEES TO
SUDSIDIARIES: The Board allowed the Executive Officers to give guarantees when subsidiaries contract loans, financings, trade discount, rural promissory notes, leasing and other financial operations that might be contracted by the Company's subsidiaries. The current authorization is valid from January 1st, 2006 to December 31, 2006. 3) Other issues related to the Company. TERMINATION: Upon motion duly made, seconded and carried unanimously, the meeting was adjourned. Francisco Ferreira Alexandre, Chairman; Ney Antonio Flores Schwartz, Secretary; Jaime Hugo Patalano; Claudio Salgueiro Garcia Munhoz; Marcos Antonio Carvalho Gomes; Luis Carlos Fernandes Afonso. (I do hereby certify that the present is a summary of the original minute transcribed in the Book n(0) 1 of Ordinary and Extraordinary Minutes of the Board of Directors of the Company, at page 139).



                           NEY ANTONIO FLORES SCHWARTZ
                                    SECRETARY